*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

November 2, 2009

VIA EDGAR (CORRESP) AND FEDERAL EXPRESS

Laura Crotty

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720, 100 F Street, N.E.

Washington D.C., 20549

Re:	XenoPort, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-51329

Dear Ms. Crotty and Mr. Riedler:

XenoPort, Inc. (“XenoPort” or the “Company”) is pleased to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed on February 26, 2009, and which incorporates by reference the Company’s definitive proxy statement on Schedule 14A, filed on April 9, 2009 (the “2009 Proxy Statement”). The following information is provided in response to the Staff’s comments, which comments are included below in italics. Please note that the heading and number of the response set forth below corresponds to the heading and number of the comment contained in the Staff’s letter.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

November 2, 2009

Schedule 14A filed April 9, 2009

Compensation Discussion and Analysis, page 22

1. We note your response to our prior comment 1 and your reference to the corporate performance objectives as “the Company’s weighted corporate objectives.” Please revise the provided proposed disclosure to include the specific weightings assigned to each listed corporate objective.

In response to the Staff’s comment, the Company has prepared the following draft disclosure for its proxy statement for the 2010 Annual Meeting of Stockholders, which the Company anticipates filing with the SEC in April 2010 (the “2010 Proxy Statement”). Per the Staff’s request, the proposed draft disclosure includes the specific weightings for the Company’s corporate objectives. The requested draft disclosure for the 2010 Proxy Statement that would be added to the section entitled “Executive Compensation Program – Corporate Bonus Plan” is as follows:

[ . . . * . . . ]

2. We note your mention in the first paragraph of your response to our prior comment 1 of the “minimum threshold trigger” which must be met under the Corporate Bonus Plan in order for any bonus award payouts to occur for 2009 performance. Please revise your proposed disclosure to include this information, and please also include any information regarding target and maximum threshold triggers, if applicable.

In response to the Staff’s comment, the Company respectfully submits that it has consistently disclosed the existence of a 70% minimum threshold trigger under the Company’s Corporate Bonus Plan before any bonus award payouts may occur under the Corporate Bonus Plan in any year. Such disclosure, including the potential for bonus payouts to range from 0 to 150% of target, has been presented in the Compensation Discussion and Analysis of the Company’s prior proxy statements, and the Company confirms to the Staff that the Company shall continue to provide this type of disclosure in future filings, including the 2010 Proxy Statement. Thus, the requested draft disclosure for the 2010 Proxy Statement would be consistent with the current disclosure in the 2009 Proxy Statement in paragraph four of the section entitled “Executive Compensation Program – Corporate Bonus Plan”:

The company must achieve at least 70% of the company’s weighted corporate objectives in order for any bonus award payouts to occur. The compensation committee and the board have discretion in determining whether such threshold has been

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

November 2, 2009

achieved. In addition, the compensation committee, in its discretion, may determine to grant an award under the Corporate Bonus Plan even though certain individual bonus criteria or corporate objectives are not met. Actual bonus payouts can range from 0 to 1.5 multiplied by the target bonus awards, based on individual and company performance. Following are the weightings of the individual and company corporate performance components used for participants in determining the actual bonus award amounts:

Position	Weighting of Company’s Performance Against Corporate Goals	Weighting of Individual Performance
Chief Executive Officer	75%	25%
President	65%	35%
Senior Vice President	50%	50%
Vice President	50%	50%
Below Vice President	40%	60%

In addition, consistent with the format of the 2009 Proxy Statement, the Company confirms to the Staff that the total compensation information presented for each named executive officer in the 2010 Proxy Statement section entitled “Compensation Actions for XenoPort’s Named Executive Officers for 2009 and 2010” would continue to include the established target bonuses for the 2010 performance period. For example, the 2010 Proxy Statement disclosure would include:

For fiscal 2010, Mr. Rieflin’s base salary was set at $[        ], representing a [    ]% increase from his prior year’s base salary. Mr. Rieflin received stock options to purchase [    ] shares of common stock under the 2005 Equity Incentive Plan. The options vest monthly over four years and have an exercise price equal to the fair market value of the company’s common stock on the date of grant. In addition, Mr. Rieflin’s target bonus under the company’s Corporate Bonus Plan for the 2010 performance period was set at [    ]% of base salary.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

November 2, 2009

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408.616.7251 or Gianna M. Bosko, Vice President, General Counsel & Secretary at 408.616.7294.

Respectfully yours,

/s/ William G. Harris
William G. Harris
Senior Vice President of Finance and
Chief Financial Officer

cc:	Gianna M. Bosko, Vice President, General Counsel & Secretary
Suzanne Sawochka Hooper, Cooley Godward Kronish LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83